

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2010

W. Douglas Parker
Chairman and Chief Executive Officer
US Airways Group, Inc.
111 West Rio Salado Parkway
Tempe, AZ 85281

> **Re:** **US Airways Group, Inc. and US Airways, Inc.**
> **Form 10-K: For the Fiscal Year Ended December 31, 2009**
> **Filed February 17, 2010**
> **File No. 001-08444 and 001-08442**

Dear Mr. Parker:

We have reviewed your filing and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements, page 77

Note 1: Basis of Presentation and Summary of Significant Accounting Policies, page 77

(k) Frequent Traveler Program, page 80

1. Please tell us and revise your policy to disclose whether your liability for mileage credits accumulated by customers through the purchase of travel includes miles in participants' accounts who have not yet reached minimum levels of mileage credits necessary for awards. We believe that estimated costs attributable to partially earned rewards that are expected to become fully earned and redeemed should be accrued as the awards are being earned, rather than upon becoming "fully" earned.

2. Please revise to also disclose the portion of each period's miles sales that are recognized immediately in other revenues as a marketing component.

3. Please expand your accounting policy to explain in greater detail the criteria you use to determine the amounts allocated to the transportation component and the marketing

component and the criteria you use to determine when the earning process is deemed to be complete for the marketing component amounts recognized as other revenue.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or me at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief